UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of January 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia ES Waste-to-Energy Awarded a 17 year Contract with Pinellas County, FL.
Estimated at $615 Million over the term

Facility Capable of Generating Enough Electricity to Power 45,000 Homes Daily

Paris, January 26, 2007. During meeting of the Pinellas County Board of County Commissioners on January 23, Veolia ES Waste-to-Energy, Inc. was awarded the contract to be the long-term operator of the Pinellas Waste-to-Energy Facility by unanimous approval. The $25 million yearly contract extends for 17 years, representing an estimated total turnover of $ 615 million over the term when including facility refurbishments. Veolia ES Waste-to-Energy, which is a division of Veolia Environmental Services North America, manages 10 other such facilities across North America.

Steve Passage, CEO of Veolia ES Waste-to-Energy, reacted enthusiastically to the decision. “Going into today’s Commissioners’ hearing, we were confident of a positive outcome due to the high scores our proposal received from the Evaluation Committee,” he said. “We are now ready to validate the Committee’s recommendation to give us the number one ranking.”

Selection criteria was based upon cost, staffing and transition plans, and historical safety and environmental performance as well as relationships with other public sector facility owners. Veolia ES Waste-to-Energy had the highest scores of the three competitors in each category.

The CEO of Veolia Environmental Services North America, Michel Gourvennec, greeted the news of the win with optimism. “Our businesses in North America had another strong year of performance in 2006, even while undertaking our mission of rebranding our company from Onyx to Veolia Environmental Services. In 2007, we will continue to pursue future growth opportunities across all of our business lines,” remarked Gourvennec. He continued, “We look forward to providing the very highest quality of service to the staff and residents of Pinellas County.”

The Pinellas Waste-to-Energy Facility, which is owned by the County, began commercial operations in 1983. It consists of three boilers, each of which is capable of burning 1, 050 tons of solid waste per day. These boilers are the largest waste-to-energy boilers in the United States. Pressurized steam created from the combustion process turns turbine generators that create electricity. The plant generates about 75 megawatts of electricity per hour, enough to power approximately 45,000 homes and businesses every day.

There will be a transition period between now and May 6, 2007 when the current operator’s contract expires. During that time, Veolia intends to interview and offer employment to a majority of the current staff. “It has been our practice to make job offers to existing facility staff when we take over the operation of a facility,” remarked Passage. “For those positions we don’t fill with existing staff, we will seek out local talent here in southwest Florida.”

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Veolia Environmental Services, the division of Veolia Environnement in charge of waste management business, is the only provider of a full range of services for hazardous and non-hazardous solid and liquid waste all over the world. The company provides waste management and logistics services (collection, pipe systems maintenance, cleaning, waste flow management), as well as materials recovery and recycling. Veolia Environmental Services generated revenue of €6.6 billion in 2005, representing 25% of Veolia Environnement's revenue. www.veolia-proprete.com

Veolia Environnement is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of 25.2 billion euros in 2005. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2007
VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Counsel